# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onfolio Holdings, Inc, CIK 0001825452
CUSIP: 68277K207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 04/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 2072336

## Reporting persons
- Adam Garcia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 268,597; shared voting power 0; sole dispositive power 268,597; shared dispositive power 0; aggregate amount beneficially owned 268,597 (5.27% of the class)

## Item 1. Issuer
Name of issuer: Onfolio Holdings, Inc
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, DELAWARE 19801

## Item 2. Person Filing
Name of person filing: Adam Garcia
Address of principal business office or, if none, residence:
16785 Broadwater Ave
Winter Garden, FL 34787
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 268,597 and 22,645 ONFOW Warrants (CUSIP 68277K124)
Percent of class: The reporting person also owns 22,645 warrants (CUSIP 68277K124) exercisable in the next 60 days, and these have been included in calculation of the percent ownership: 5.27
Sole power to vote or to direct the vote: 268,597
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 268,597
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Adam Garcia: /s/ Adam Garcia, Individual (06/11/2025)